

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Stephen LeClair
Chief Executive Officer
Core & Main, Inc.
1830 Craig Park Court
St. Louis, Missouri 63146

  Re: Core & Main, Inc.
    Draft Registration Statement on Form S-1
    Submitted December 10, 2021
    CIK No. 0001856525

Dear Mr. LeClair:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Nicholas Lamparski at 202-551-4695 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Paul M. Rodel